Identiv, Inc.

2201 Walnut Avenue, Suite 100

Fremont, California 94538

April 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ivan Griswold

RE:	Identiv, Inc.
Registration Statement on Form S-3
File No. 333-217366

Ladies and Gentlemen:

In response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on April 25, 2017, in connection with the above-captioned registration statement of Identiv, Inc. (the “Company”) on Form S-3 (the “Registration Statement”), please be advised that for purposes of determining the market value of its common stock held by non-affiliates as of June 30, 2016 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “June Calculation”), the number of shares of common stock outstanding on June 30, 2016 was 10,996,421. The increase in the number of shares outstanding on April 4, 2017 is attributable to the issuance of 160,808 shares of common stock pursuant to the vesting of restricted stock units subsequent to June 30, 2016. In arriving at the June Calculation, the Company determined that the number of shares of common stock held by affiliates at June 30, 2016 was 161,393, resulting in 10,835,028 shares held by non-affiliates. When multiplied by the closing price of the Company’s common stock on June 30, 2016 of $1.79, the Company determined that the market value of its common stock held by non-affiliates on June 30, 2016 was $19,394,700.

In reviewing the June Calculation in response to the Staff’s oral comment, the Company believes the number of shares of common stock held by affiliates as of June 30, 2016, if calculated consistently with the calculation performed for purposes of the Registration Statement as described below, would have been 883,496, resulting in a public float at June 30, 2016 of $18,102,135.75 (10,996,412-883,496 = 10,112,925 * $1.79) as opposed to $19,394,700.

In arriving at the number of shares of common stock held by affiliates, the June Calculation included 4,910 shares held by an individual who was no longer an executive officer of the Company on April 4, 2017. In addition, the shares of common stock held by another executive officer increased by 71,524 shares between the two periods due to the vesting of restricted stock units subsequent to June 30, 2016.

In addition, in the June Calculation, the Company treated as outstanding an aggregate of 98,171 shares of common stock issuable to outside directors pursuant to restricted stock units that were vested but which had not settled. In the calculation for the Registration Statement, the Company did not include these 98,171 shares as shares held by affiliates because the shares were not in fact outstanding on April 4, 2017 (or on June 30, 2016).

Finally, in the June Calculation, the Company did not include as shares held by affiliates an aggregate of 820,364 shares held by a 5% stockholder. In calculating public float for purposes of the Registration Statement, the Company included the 820,364 shares in the number of shares held by affiliates based on a factual analysis conducted prior to filing the Registration Statement. Given that the determination of affiliate status is fact based, after analyzing the relationship of a director of the Company with the holder of such shares of common stock, the

Company determined to include these 820,364 shares as shares held by affiliates so as not to potentially overstate its public float for purposes of determining primary eligibility to use Form S-3.

Thank you for your consideration of this matter. Should you have any questions, please call the Gabriella Lombardi of Pillsbury Winthrop Shaw Pittman LLP at 650.233.4670.

Very truly yours,

Identiv, Inc.

By:	/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer

cc:	Steven Humphreys
Stanley F. Pierson
Gabriella A. Lombardi